                       Filed pursuant to Rule 424(b)(4)
                          Registration No. 33-63523



PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 9, 1995)
                                                                     [IRT LOGO]

                                  $50,000,000


                              IRT PROPERTY COMPANY


                              7.45% NOTES DUE 2001


                             ---------------------



     The Notes will mature on April 1, 2001. Interest on the Notes is payable on April 1 and October 1 of each year, commencing on October 1, 1996. See "Description of Notes -- Principal and Interest." The Notes are not redeemable prior to maturity. The Notes are senior unsecured obligations of the Company and will rank equally with all unsecured and unsubordinated indebtedness of the Company. The Notes will contain certain restrictions on the Company's ability to incur additional indebtedness. See "Description of Notes -- Certain Covenants."



     The Notes will be represented by one or more Global Securities (as defined herein) registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described in "Description of Notes -- Book-Entry System," Notes in definitive form will not be issued. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.


-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
                                               PRICE          UNDERWRITING        PROCEEDS
                                                 TO          DISCOUNTS AND           TO
                                               PUBLIC        COMMISSIONS(1)      COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Note.................................      99.833%            .60%            99.233%
-----------------------------------------------------------------------------------------------
Total....................................    $49,916,500        $300,000        $49,616,500
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2)  Before deducting estimated expenses of $185,000 payable by the Company.

                             ---------------------


     The Notes are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to its right to reject any order in whole or in part. It is expected that delivery of the Notes will be made on or about March 26, 1996 through the book-entry facilities of DTC against payment therefor in immediately available funds.


                               ALEX. BROWN & SONS
                                  INCORPORATED


           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 21, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate or any offer to sell or the solicitation of any offer to buy such securities in any jurisdiction in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement nor the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.


                               TABLE OF CONTENTS



                                    PROSPECTUS SUPPLEMENT                               PAGE
                                                                                        ----
Prospectus Summary....................................................................   S-3
The Company...........................................................................   S-9
Use of Proceeds.......................................................................   S-9
Capitalization........................................................................   S-9
Business..............................................................................  S-12
Properties............................................................................  S-16
Management............................................................................  S-23
Selected Consolidated Financial Data..................................................  S-24
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................  S-26
Description of Notes..................................................................  S-31
Certain Federal Income Tax Considerations to the Company of Its REIT Election.........  S-37
Underwriting..........................................................................  S-39
Experts...............................................................................  S-39
Legal Opinions........................................................................  S-39
                                         PROSPECTUS
Available Information.................................................................     2
Incorporation of Certain Documents by Reference.......................................     2
The Company...........................................................................     3
Use of Proceeds.......................................................................     3
Certain Ratios........................................................................     3
Description of Debt Securities........................................................     4
Description of Common Stock...........................................................    16
Plan of Distribution..................................................................    17
Experts...............................................................................    18
Legal Opinions........................................................................    18

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the detailed information and consolidated financial information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference.

                                  THE COMPANY

     IRT Property Company (the "Company" or "IRT"), is an owner, operator and redeveloper of neighborhood and community shopping centers, primarily in the Southeastern United States. Founded in 1969 and based in Atlanta, IRT is a self-administered and self-managed real estate investment trust ("REIT"). The Company seeks to acquire and operate well-located, high quality shopping centers containing necessity-oriented retailers and service providers, and to diversify the credit risk within its portfolio.

NECESSITY-ORIENTED SHOPPING CENTERS

     The Company owns 82 retail properties totaling 8.7 million square feet of retail space. The properties are anchored by prominent necessity goods tenants (e.g. supermarkets and drug stores) and national value retailing chains. At December 31, 1995, the shopping center portfolio was 92% leased. During the last ten years, the portfolio has never been less than 92% leased. The Company's revenue is derived from over 1,050 leases to 750 different tenants, with no single tenant or corporate entity accounting for more than 7.9% of the Company's 1995 revenues. For the five years from 1991 to 1995, credit loss has averaged less than 1.0%.

STRONG DEMOGRAPHIC MARKETS

     The Southeast has been and continues to be one of the most vibrant growth regions of the United States. The areas in which the Company has investments are economically diverse and encompass service, technology, tourism, manufacturing, shipping and agricultural sectors. The Company's shopping centers in the Southeast are spread among 60 counties in 10 states. Population and non-farm employment growth forecasts indicate that the Southeast in general, and the Company's counties in particular, will outpace national growth rates as a whole in the coming years. According to information compiled by McGraw Hill/DRI, for the period from 1996 to 2000, population growth in the 60 counties in which the Company's portfolio is concentrated is expected to be 5.9% as compared to a 3.6% growth rate for the United States as a whole while non-farm employment growth in these counties is projected to be 8.1% as compared to 6.4% for the United States as a whole. Moreover, the high-growth states of Florida, Georgia, North Carolina and Tennessee account for 66% of the Company's portfolio on a cost basis.

GROWTH THROUGH ACQUISITION AND REDEVELOPMENT

     The Company believes that its access to capital, operating expertise and 25 years of acquisition experience give it a competitive advantage in making new acquisitions at favorable prices. In making new investments, the Company follows established procedures that include conservative underwriting and extensive due diligence. During 1994 and 1995, the Company bought 17 shopping centers containing more than 1.8 million square feet of retail space for approximately $115 million. Based on net operating income, these acquisitions yielded a 10.5% return on cost in 1995.

     The Company is pro-active in its redevelopment and expansion programs, continually reviewing existing properties for potential improvements. The Company owns additional expansion land at 14 of its shopping centers, and management believes it can acquire expansion land at various other shopping centers. In 1994 and 1995, the Company invested approximately $7.6 million in the redevelopment and expansion of five shopping centers. The Company expects to commence redevelopment or expansion activity at four additional shopping centers in 1996, with completion dates in both 1996 and 1997.

CONSERVATIVE CAPITAL STRUCTURE; ACCESS TO CAPITAL

     Maintaining a conservative capital structure that allows the Company continued cost-effective access to the capital markets has been and continues to be an important element of IRT's growth strategy. The Company's financial position as of December 31, 1995 demonstrates management's discipline in applying conservative capital policies:

- Total debt to total market capitalization totaled 48% (30% assuming the Company's 7.3% convertible subordinated debentures are converted).

- Long-term floating rate debt was 8% of total market capitalization. Management intends to prudently use variable rate debt, primarily as a bridge to more permanent equity or debt financing.

- Debt service coverage for the 12-month period ended December 31, 1995 was 2.50:1. Management does not expect the coverage ratio to change materially as a result of this offering, as net proceeds from this offering will be used to retire existing debt.

     As market conditions permit, the Company would expect to access the public and private equity and debt markets in order to repay debt and to make additional real estate acquisitions. Since October 1992, the Company has completed two public common stock offerings and one unsecured convertible subordinated notes offering, raising a total of approximately $196 million. In addition, the Company has converted and increased its $50 million secured revolver to a $100 million unsecured facility.

EXPERIENCED SHOPPING CENTER OPERATORS

     Since its founding in 1969, the Company has successfully operated and grown through three major real estate recessions. The Company believes its management has the experience and expertise necessary to preserve values and enhance future operating performance. Senior management has an average of 22 years of real estate experience with a combined total of over 150 years. IRT is a fully integrated operating company with professional experts in development, acquisitions, finance, property management and leasing. The Company manages and leases its properties internally through four Southeastern offices.

                                  THE OFFERING


SECURITIES OFFERED...................      $50 million aggregate principal
                                           amount of 7.45% Notes due 2001 (the
                                           "Notes").



MATURITY.............................      April 1, 2001



INTEREST PAYMENT
  DATES..............................      Semi-annually on April 1 and October
                                           1, commencing October 1, 1996.


RANKING..............................      The Notes will be senior unsecured
                                           obligations of the Company and will
                                           rank equally with the Company's other
                                           unsecured and unsubordinated
                                           indebtedness. The Notes will be
                                           effectively subordinated to mortgages
                                           and other secured indebtedness of the
                                           Company and to indebtedness and other
                                           liabilities of the Company's
                                           subsidiaries. The Notes will be
                                           senior to the Company's 7.3%
                                           Convertible Subordinated Debentures
                                           due 2003 (the "Convertible
                                           Debentures"), $84.9 million of which
                                           was outstanding on December 31, 1995.


USE OF PROCEEDS......................      The net proceeds from the sale of the
                                           Notes are estimated to be
                                           approximately $49.4 million. The
                                           proceeds will be used primarily to
                                           repay borrowings under the Company's
                                           $100 million revolving credit
                                           facility, which totaled $48 million
                                           as of March 21, 1996 ($36 million as
                                           of December 31, 1995). Any excess
                                           proceeds will be used for general
                                           corporate purposes. See "Use of
                                           Proceeds."


LIMITATION ON INCURRENCE OF DEBT.....      The Notes contain various covenants
                                           including the following:

                                           - Neither the Company nor any
                                             Subsidiary (as defined) may incur
                                             any Debt (as defined) if, after
                                             giving effect thereto, the
                                             aggregate principal amount of all
                                             outstanding Debt of the Company and
                                             its Subsidiaries on a consolidated
                                             basis is greater than 60% of the
                                             sum of (i) the Total Assets (as
                                             defined) of the Company and its
                                             Subsidiaries as of the end of the
                                             most recent calendar quarter and
                                             (ii) the purchase price of any real
                                             estate assets or mortgages
                                             receivable acquired, and the amount
                                             of any securities offering proceeds
                                             received (to the extent that such
                                             proceeds were not used to acquire
                                             real estate assets or mortgages
                                             receivable or used to reduce Debt),
                                             by the Company or any Subsidiary
                                             since the end of such calendar
                                             quarter, including those proceeds
                                             obtained in connection with the
                                             incurrence of such additional Debt.

                                           - Neither the Company nor any
                                             Subsidiary may incur any Debt
                                             secured by any mortgage or other
                                             lien upon any of the property of
                                             the Company or any Subsidiary if,
                                             after giving effect thereto, the
                                             aggregate principal amount of all
                                             outstanding Debt of the Company and
                                             its Subsidiaries on a consolidated
                                             basis which is secured by any
                                             mortgage or other lien on the
                                             property of the Company or any
                                             Subsidiary is greater than 40% of
                                             the sum of (i) the Total Assets of
                                             the Company and its Subsidiaries as
                                             of the end of the most recent
                                             calendar quarter and (ii) the
                                             purchase price of any real estate
                                             assets or mortgages receivable
                                             acquired, and the amount of any
                                             securities offering proceeds
                                             received (to the extent that such
                                             proceeds were not used to acquire
                                             real estate assets or mortgages
                                             receivable or used to reduce Debt),
                                             by the Company or any Subsidiary
                                             since the end of such calendar
                                             quarter, including those proceeds
                                             obtained in connection with the
                                             incurrence of such additional Debt.

                                           - The Company and its Subsidiaries
                                             may not at any time own Total
                                             Unencumbered Assets (as defined)
                                             equal to less than 150% of the
                                             aggregate outstanding principal
                                             amount of the Unsecured Debt (as
                                             defined) of the Company and its
                                             Subsidiaries on a consolidated
                                             basis.

                                           - Neither the Company nor any
                                             Subsidiary may incur any Debt, if,
                                             after giving effect thereto, the
                                             ratio of Consolidated Income
                                             Available for Debt Service (as
                                             defined) to the Annual Service
                                             Charge (as defined) for the four
                                             consecutive fiscal quarters most
                                             recently ended prior to the date on
                                             which such additional Debt is to be
                                             incurred shall have been less than
                                             1.5:1 on a pro forma basis after
                                             giving effect to certain
                                             assumptions.

                                           For a more complete description of
                                           the terms of and definitions used in
                                           the foregoing limitations, see
                                           "Description of Notes -- Certain
                                           Covenants."

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following table sets forth summary consolidated financial data for the Company and is qualified by, and should be read in conjunction with, the information included under (i) "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement, and
(ii) "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included in the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1995, incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.


                                             AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------------
                                        1995        1994        1993        1992        1991
                                       -------     -------     -------     -------     -------
                                                       (Dollars in thousands)
OPERATING DATA
Revenues:
  Income from rental properties......  $58,008     $44,681     $41,607     $30,785     $25,281
  Interest...........................      900       3,268       2,258       2,103       2,341
  Interest on direct financing
     leases..........................    1,288       1,253       1,198       1,119       1,064
                                       -------     -------     -------     -------     -------
                                        60,196      49,202      45,063      34,007      28,686
                                       -------     -------     -------     -------     -------
Expenses:
  Operating expenses of rental
     properties......................   12,734      10,319      10,023       7,541       6,081
  Interest...........................   17,572      14,553      13,092      10,796       8,970
  Depreciation.......................   10,427       8,214       7,669       6,202       5,396
  Amortization of debt costs.........      446         446         212          70          70
  General and administrative.........    3,467       2,881       2,295       1,956       1,908
                                       -------     -------     -------     -------     -------
                                        44,646      36,413      33,291      26,565      22,425
                                       -------     -------     -------     -------     -------
  Earnings before gain (loss) on real
     estate investments..............   15,550      12,789      11,772       7,442       6,261
                                       -------     -------     -------     -------     -------
Gain (loss) on real estate
  investments:
  Gain (loss) on sales of
     properties......................      173         300       4,557       7,112       1,135
  Valuation loss.....................       --      (4,125)         --      (3,565)         --
                                       -------     -------     -------     -------     -------
                                           173      (3,825)      4,557       3,547       1,135
                                       -------     -------     -------     -------     -------
  Earnings before extraordinary
     items...........................   15,723       8,964      16,329      10,989       7,396
Extraordinary items:
  Gain (loss) on extinguishment of
     debt............................     (137)      3,748      (1,441)        (15)         --
  Gain on purchase of debentures.....       --          --          --          --          17
                                       -------     -------     -------     -------     -------
          Net earnings...............  $15,586     $12,712     $14,888     $10,974     $ 7,413
                                       ========    ========    ========    ========    ========

                                             AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                       -------------------------------------------------------
                                        1995        1994        1993        1992        1991
                                       -------     -------     -------     -------     -------
                                                       (Dollars in thousands)
OTHER DATA
Funds from operations(1).............  $26,621     $21,616     $19,826     $13,848     $11,866
Net cash flows from (used in)--
  Operating activities...............   25,947      22,512      19,116      14,275      10,196
  Investing activities...............   (7,769)    (99,052)    (16,991)    (55,115)     (4,207)
  Financing activities...............  (20,003)       (248)    (76,371)     40,247      (5,837)
Ratio of earnings to fixed
  charges(2).........................    1.85x       1.58x       2.20x       1.99x       1.78x
Ratio of funds from operations before
  fixed charges to fixed
  charges(1)(2)......................    2.44x       2.39x       2.45x       2.24x       2.25x
Ratio of Debt to Total Assets(3).....      46%         47%         43%         38%         40%
Ratio of secured Debt to Total
  Assets(3)..........................      21%         28%         23%         36%         37%
Ratio of Total Unencumbered Assets to
  Unsecured Debt(3)..................     267%        370%        343%       2757%       1639%
Ratio of Consolidated Income
  Available for Debt Service to
  Annual Service Charge(3)...........    2.50x       2.47x       2.50x       2.27x       2.29x
Percent leased.......................      92%         93%         93%         93%         93%

                                                           AS OF DECEMBER 31,
                                   -------------------------------------------------------------------
                                      1995          1994          1993          1992          1991
                                   -----------   -----------   -----------   -----------   -----------
                                                         (Dollars in thousands)
BALANCE SHEET DATA
Net real estate investments.....      $418,505      $418,553      $315,404      $293,446      $180,628
Total assets....................       427,398       428,579       402,319       297,591       184,628
Mortgage notes payable..........        99,188       105,107        98,879       115,379        72,866
7.3% convertible subordinated
  debentures....................        84,905        86,250        86,250         5,730         5,730
Indebtedness to banks...........        36,000        26,000            --         1,200         7,000
Total liabilities...............       228,768       225,541       191,984       129,017        91,017
Total shareholders' equity......       198,630       203,038       210,335       168,574        93,611

---------------

(1) Funds from operations is defined as net cash flows from operating activities before changes in accrued assets and liabilities. Management believes funds from operations should be considered along with, but not as an alternative to, net income as defined by generally accepted accounting principles as a measure of the Company's operating performance. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.
(2) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt costs, discounts and issue costs, whether expensed or capitalized.
(3) For a description of each ratio, see "Description of Notes -- Certain Covenants."

                                  THE COMPANY


     IRT Property Company is an owner, operator and redeveloper of neighborhood and community shopping centers, primarily in the Southeastern United States. Founded in 1969 and based in Atlanta, IRT is a self-administered and self-managed REIT. The Company currently owns 82 retail properties containing approximately 8.7 million square feet of leasable space, approximately 92% of which was leased at December 31, 1995. See "Properties." The principal executive offices of the Company are located at 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, telephone (770) 955-4406.


                                USE OF PROCEEDS



     The net proceeds to the Company from the sale of the Notes are estimated to be approximately $49.4 million. The proceeds will be used primarily to repay borrowings under the Company's $100 million revolving credit facility, which totaled $48 million as of March 21, 1996 ($36 million as of December 31, 1995). Any excess proceeds will be used for general corporate purposes.


     The revolving credit facility matures on January 4, 1999 and borrowings thereunder bear interest, at the Company's option, at either (i) the prime rate or (ii) the adjusted London Interbank Offered Rates ("LIBOR") plus a 1.5% margin (which margin is subject to adjustment based on the rating of the Company's senior unsecured long-term debt obligations).


                                 CAPITALIZATION


CAPITAL STRUCTURE

     The following table sets forth the capitalization of the Company as of December 31, 1995, and as adjusted to give effect to this offering of Notes and to the application of the net proceeds therefrom as described under "Use of Proceeds":


                                                                           DECEMBER 31, 1995
                                                                        -----------------------
                                                                         ACTUAL     AS ADJUSTED
                                                                        --------    -----------
                                                                            (in thousands)
Debt:
  Mortgage notes payable.............................................    $99,188     $  92,918(1)
  7.30% convertible subordinated debentures..........................     84,905        84,905
  7.45% senior unsecured notes.......................................         --        50,000
  Indebtedness to banks..............................................     36,000            --
                                                                        --------    -----------
     Total debt......................................................    220,093       227,823
                                                                        --------    -----------
Shareholders' equity:
  Common stock, $1 par value, 75,000,000 shares authorized;
     25,689,002 shares issued and outstanding, actual and as
     adjusted........................................................     25,689        25,689
  Additional paid-in-capital.........................................    200,318       200,318
  Cumulative distributions in excess of net earnings.................    (27,377)      (27,377)
                                                                        --------    -----------
     Total shareholders' equity......................................    198,630       198,630
                                                                        --------    -----------
       Total capitalization..........................................   $418,723     $ 426,453
                                                                        =========   ==========


---------------


(1) Reduction reflects repayment on March 1, 1996 of a $6,270,451 mortgage note payable from borrowings under the revolving credit facility.

SUMMARY OF INDEBTEDNESS

     The following table sets forth the mortgage indebtedness of the Company as of December 31, 1995:


                                                                                   HISTORICAL
                                                                                     COST OF
                                    PRINCIPAL                                      COLLATERAL
                                     BALANCE        INTEREST  MATURITY             PROPERTIES
              INVESTMENT         (IN THOUSANDS)      RATE       DATE             (IN THOUSANDS)
        ----------------------   ---------------    ------    ---------          ---------------
        Douglas Commons.......       $ 6,270         9.780%     3/01/96(1)(2)       $   8,609
        Chestnut Square.......         1,051        13.875      5/01/96(1)              1,417
        Lawrence Commons......         2,739         9.375      8/01/96(1)              3,459
        Spanish Quarter
          Apartments
          Phase I.............           102         8.500      9/20/96                 5,153(3)
          Phase II............           816         8.250      7/15/02
        Stadium Plaza.........         3,850(4)      9.500     11/01/96                 4,463
        Seven Hills...........         3,800(4)      9.750      2/01/97                 4,897
        Delchamps Plaza.......         3,233         9.375      8/01/97(1)              4,515
        Paulding Commons......         8,733         7.600      8/01/97(1)(5)          12,962
        Smyrna Village........         4,172         7.600      8/01/97(1)(5)           5,846
        South Beach Regional..        15,366         7.600      8/01/97(1)(5)          21,849
        Tarpon Heights........         2,383(4)     11.000      3/01/98                 2,825
        Pinhook Plaza.........         7,422         9.875      1/01/00(1)             11,092
        Macland Pointe........         3,834         7.750      2/01/00(1)              6,113
        Plaza Acadienne.......         2,389        10.250      7/01/00(1)              2,930
        Thomasville Commons...         5,583         9.625      6/01/02(1)              7,173
        Elmwood Oaks..........         7,500(4)      8.375      6/01/05                11,126
        North Village
          Center..............         2,779(6)      8.125      3/15/09                 3,284
        Spalding Village......        11,377(7)      8.194      9/01/10(1)             15,383
        Village at
          Northshore..........         5,710         9.000      7/01/13(8)              8,268
                                 ---------------                                 ---------------
                                      99,109                                        $ 141,364
                                                                                 ============
             Interest
               Premium........            79(9)
                                 ---------------
                                     $99,188
                                 =============


---------------


(1) Balloon payment at maturity.


(2) The Douglas Commons mortgage was repaid at maturity.


(3) Balance represents the carrying value of the mortgage note receivable secured by Spanish Quarter Apartments before deducting $1,068,000 of deferred income taxes.


(4) Interest only. Entire principal due at maturity.


(5) The Company has the option to extend for two additional years.


(6) Although the Company is a partner or joint venturer in this investment, 100% of the mortgage note payable is recorded for financial reporting purposes.


(7) Interest only through 09/01/00; then principal and interest of $1,158,448 annually for the last 10 years.


(8) Callable anytime after 07/30/03.


(9) For financial reporting purposes, mortgage indebtedness is valued assuming current interest rates at the dates of acquisition.

     The following table sets forth the debt obligations of the Company as of December 31, 1995, and pro forma to give effect to this offering of Notes and to the application of the net proceeds therefrom as described under "Use of Proceeds":


                                                                   DECEMBER 31, 1995
                                                                -----------------------
                                                                 ACTUAL       PRO FORMA
                                                                --------      ---------
                                                                    (in thousands)
        1996.................................................   $ 15,187      $  8,917 (1)
        1997.................................................     35,733(2)     35,733 (2)
        1998.................................................      3,267         3,267
        1999.................................................     36,959(3)        959
        2000.................................................     12,776        12,776
        2001.................................................        867        50,867
        2002.................................................      5,990         5,990
        2003.................................................     85,664(4)     85,664 (4)
        Thereafter...........................................     23,650        23,650
                                                                --------      --------
                                                                $220,093      $227,823
                                                                ========      ========


---------------


(1) Reduction reflects repayment on March 1, 1996 of a $6,270,451 mortgage note payable from borrowings under the revolving credit facility.


(2) The Company has the right to extend $27.7 million of this amount for two additional years.


(3) Actual balance includes $36 million outstanding as of December 31, 1995 ($48 million as of March 21, 1996) on the $100 million revolving credit facility maturing January 4, 1999. Not later than June 30th of each year commencing June 30, 1996, the Company may request to extend the maturity date for an additional twelve-month period beyond the existing maturity date.


(4) Balance includes $84.9 million of Convertible Debentures due August 15, 2003. The Convertible Debentures are convertible at any time prior to maturity into common stock of the Company at $11.25 per share, subject to adjustment in certain events. The Company has the option to redeem the Convertible Debentures at par at any time after August 15, 1996.

                                    BUSINESS


NECESSITY-ORIENTED SHOPPING CENTERS

     The Company's investment strategy is to acquire and operate well-located, high quality neighborhood and community shopping centers containing primarily necessity-oriented retailers and service providers. The retail portfolio of 82 properties contains 73 shopping centers which are owned and operated by the Company and nine retail properties which are owned and leased under "net leases" to the tenants or operators thereof. The Company's shopping centers are typically anchor-tenant driven, and its principal anchor tenants are prominent national or regional supermarket chains and national value retailers. Nine different supermarket chains and two national value retailing chains comprise 11 of the 15 tenants which accounted for 1% or more of the Company's 1995 revenues. Together, supermarkets accounted for 30% of such revenues, while value retailers and drugstores accounted for 15% and 5%, respectively. No single tenant accounted for more than 7.9% of 1995 revenues. As of December 31, 1995, the Company had over 1,050 separate leases with 750 different tenants. The following table lists every tenant which accounted for 1% or more of the Company's 1995 revenues:

                                                                               PERCENT
                                                                                  OF
                                  TENANTS                            STORES    REVENUES
        -----------------------------------------------------------  ------   ----------
        Wal-Mart...................................................    13        7.84%
        Kmart......................................................     9        6.76
        Delchamps..................................................    10        6.66
        Harris Teeter..............................................    13        5.48
        Kroger.....................................................     7        5.11
        Publix.....................................................     7        4.10
        Winn-Dixie.................................................     5        2.34
        Food Lion..................................................     6        1.90
        K & B Drugs................................................     8        1.47
        Bruno's....................................................     3        1.21
        Bi-Lo......................................................     4        1.15
        Eckerd Drugs...............................................     9        1.14
        Cato.......................................................    16        1.07
        Ingles.....................................................     4        1.05
        Revco/Rite Aid.............................................    12        1.00

     The Company believes it has achieved a substantial diversification of credit risk within the shopping center sector of the real estate industry, and it further believes that the high quality of its shopping center locations serves to significantly reduce the risk of losing financially weak tenants.

SOUTHEAST GEOGRAPHIC FOCUS

     The Company focuses its investment activity in the Southeastern United States, one of the most economically vibrant regions of the country. The Southeastern portfolio includes 77 separate properties which account for 97% of the Company's total investment portfolio on a cost basis. These properties are located in 60 different counties in 10 Southeastern states, providing a diversified economic base which includes service, technology, tourism, manufacturing, shipping and agriculture. Population and non-farm employment growth forecasts indicate that the Southeast in general, and the Company's counties in particular, will outpace national growth rates as a whole in the coming years. According to information compiled by McGraw Hill/DRI, for the period from 1996 to 2000, population growth in the 60 counties in which the Company's portfolio is concentrated is expected to be 5.9% as compared to a 3.6% growth rate for the United States as a whole while non-farm employment growth in these counties is projected to be 8.1% as compared to 6.4% for the United States as a whole.

     The following table lists the 10 Southeastern states in which the Company has thus far focused its efforts, and the percentage of the Company's real estate assets, on a cost basis, located in each state:

                                                                          PERCENTAGE OF
                                                                           REAL ESTATE
                                     STATE                                   ASSETS
        ----------------------------------------------------------------  -------------
        Florida.........................................................       25%
        Louisiana.......................................................        21
        Georgia.........................................................        20
        North Carolina..................................................        16
        Tennessee.......................................................         5
        Virginia........................................................         3
        South Carolina..................................................         3
        Alabama.........................................................         2
        Mississippi.....................................................         1
        Kentucky........................................................         1
                                                                                --
                  Total Southeast.......................................       97%
                                                                          ===========

     The Company believes that it has achieved a broad diversification of economic risk within a vibrant and growing region. In addition, it believes that a concentration within one region enhances tenant relationships and contributes to portfolio and property management efficiencies.

VALUE ADDED INVESTMENT STRATEGY

     The Company seeks to acquire and operate shopping centers which will produce attractive initial yields and which also have potential for improvement in yields over time. It then seeks to take advantage of that potential through a "hands-on" management and leasing effort and a pro-active approach to potential redevelopment and expansion opportunities.

     Acquisitions are subjected to an extensive underwriting and due diligence process which takes into account both the quality of the income stream and the anticipated costs associated with operating a property or portfolio of properties. The Company addresses both the location and credit aspects of potential purchases, with primary emphasis on location within a particular market area, as well as design and structural considerations. Traditionally, the Company has acquired properties through mergers, portfolio acquisitions and individual property purchases. During 1994 and 1995, the Company acquired 17 shopping centers containing more than 1.8 million square feet of space for prices aggregating approximately $115 million. Based on net operating income, these acquisitions yielded a 10.5% return on cost in 1995.

     The Company's redevelopment and expansion strategy is engineered primarily around the needs of existing and prospective tenants. During 1994 and 1995, the Company invested approximately $7.6 million in the redevelopment and expansion of five shopping centers. The Company expects to commence redevelopment or expansion activity at four additional shopping centers in 1996, with completion dates in both 1996 and 1997. The Company owns additional expansion land at 14 of its shopping centers, and management believes it can acquire expansion land at various other shopping centers. It is the Company's policy to periodically review each such potential expansion site, and to review every shopping center for redevelopment opportunities, based upon market trends and tenant needs.

INTERNAL PROPERTY MANAGEMENT AND LEASING

     Substantially all of the Company's operating shopping centers are managed and leased directly by the Company through its offices in Atlanta, Charlotte, Orlando and New Orleans. The Company's policies of pro-active leasing and careful analysis of operating costs are designed to maximize operating results at its properties. Such activity also includes periodic reviews of investments in order to determine whether or not, because of demographic patterns, economic utility or other considerations, a property should be considered for sale.

     Through continued aggressive property management and leasing activities, IRT believes that it can enhance rental income and funds from operations. The Company expects to experience revenue growth as a result of the leasing of presently vacant space and increases in rental rates.

     For the years 1996 to 2005 the following percentages (based on square footage) of the Company's retail space leases expire, providing the opportunity to increase rental rates at a greater rate than is generally available during a lease term:

                                        YEAR PERCENTAGE
                                       ----  ----------
                                       1996      7%
                                       1997      9%
                                       1998      9%
                                       1999      4%
                                       2000      4%
                                       2001      3%
                                       2002      1%
                                       2003      2%
                                       2004      3%
                                       2005      5%

     Local shop leases are generally for terms of 3 to 5 years and generally provide for some rental increases during their terms. Most tenant leases provide for recovery of some portion of a property's operating expenses. Most small shop tenants are required to reimburse their full proportionate share of such expenses, while anchor tenant leases require operating expense reimbursements on a basis that ranges from a fixed contribution to a full pro rata share.

CAPITAL STRUCTURE; ACCESS TO CAPITAL

     The Company seeks to maintain a conservative capital structure with manageable levels of debt and debt service and believes that the current economic environment presents the opportunity to improve its capital structure by reducing interest costs while at the same time repaying a significant amount of secured debt with unsecured debt. For a more complete description of the Company's capital structure, see "Capitalization" and "Selected Consolidated Financial Data."

     As market conditions permit, the Company would expect to access the public and private equity and debt markets in order to repay debt and to make additional real estate acquisitions. Since October 1992, the Company has completed two public common stock offerings and one unsecured convertible subordinated notes offering, raising a total of approximately $196 million.

     The Company recently converted and increased its $50 million secured revolver to a $100 million unsecured facility. The Company maintains this unsecured facility in order to take advantage of acquisitions or other opportunities as they arise, but it is the Company's policy to use variable rate debt conservatively and primarily as a bridge to more permanent equity or debt financing.

     As of December 31, 1995, total debt to total market capitalization equalled 48% (30% assuming the convertible subordinated debentures are converted). Long-term floating rate debt was 8% of total market capitalization. Debt service coverage for the 12-month period ended December 31, 1995 was 2.50:1. Management does not expect the coverage ratio to change materially as a result of this offering, as net proceeds from this offering will be used to retire existing debt.

MANAGEMENT

     The Company's policies and strategies are carried out by a management team experienced in almost every aspect of the shopping center business, including construction and development, acquisitions, finance, property management and leasing. Senior management has over 150 years of experience in the real estate business, and averages over 22 years of such experience. As a public REIT since 1971, the Company has operated and continued to grow through three major real estate recessions. The Company believes it has a management team with the extensive and diverse experience necessary to establish and maintain the strategies and policies required to further enhance the Company's performance and financial condition.

                                   PROPERTIES


     The following table lists all of the Company's real estate investments as of December 31, 1995, with shopping centers grouped by state and metropolitan markets (dollar amounts in thousands):


                                                                    YEAR
                                      COMPANY        PERCENT     COMPLETED,    NET BOOK                MAJOR TENANTS
                        DATE        OWNED GROSS       LEASED    RENOVATED OR    VALUE     ---------------------------------------
    DESCRIPTION       ACQUIRED     LEASABLE AREA     12/31/95     EXPANDED     12/31/95         TENANT             SQUARE FEET
--------------------  --------   -----------------   --------   ------------   --------   -------------------   -----------------
SHOPPING CENTERS
  ALABAMA
    West Gate          6/74 &      64,378 sq. ft.       97%     1974 & 1995    $ 4,014    Winn-Dixie                       44,000
      Plaza.........     1/85                                                             K&B Drugs                        12,000
    Mobile, AL
  ARIZONA
    Valley West          3/86     478,180 sq. ft.       41%            1973      5,305    Montgomery Ward                 131,469
      Mall(1).......                                                                      Heilig-Meyers                    34,600
    Glendale, AZ
  FLORIDA
    DAYTONA BEACH
      Masonova           6/79     157,955 sq. ft.       42%            1969        940
        Plaza(2)....
      Daytona Beach,
      FL
      New Smyrna         8/92     118,451 sq. ft.       98%            1987      9,771    Publix                           42,112
        Beach                                                                             Walgreens                        13,070
        Regional....                                                                      Beall's Outlet                    8,000
      New Smyrna
      Beach, FL
      Old Kings          5/88      84,759 sq. ft.      100%            1988      5,199    Wal-Mart                         54,233
        Commons.....
      Palm Coast, FL
    FT. LAUDERDALE
      Countryside        6/94     173,161 sq. ft.      100%      1986, 1988     16,279    Eckerd Drugs                     10,356
        Shops.......                                                 & 1991               Publix                           39,795
      Cooper City,                                                                        J. Byrons                        44,000
      FL
      Westgate           6/94     104,893 sq. ft.       95%     1984 & 1988      8,883    Winn-Dixie                       36,320
        Square......                                                                      Walgreens                        13,000
      Sunrise, FL
    FT. WALTON BEACH
      Ft. Walton         7/86      48,248 sq. ft.      100%            1986      2,087    Food World                       42,848
        Beach
        Plaza.......
      Ft. Walton
      Beach, FL
    JACKSONVILLE
      South Beach        8/92     289,319 sq. ft.       98%     1990 & 1991     20,310    Kmart                            86,479
        Regional....                                                                      Stein Mart                       35,077
      Jacksonville                                                                        Beall's                          35,500
      Beach, FL                                                                           Food Lion                        29,000
    NAPLES
      Gulf Gate          6/79     173,259 sq. ft.       88%     1969 & 1974      2,015    Publix                           29,120
        Plaza.......                                                                      Beall's Outlet                   17,500
      Naples, FL                                                                          Store                            15,138
                                                                                          JoAnn Fabrics
    ORLANDO
      Hoffner            6/79      39,370 sq. ft.       20%            1972        428
        Plaza(2)....
      Orlando, FL
    PENSACOLA
      Parkmore          12/92     159,067 sq. ft.      100%     1986 & 1992      7,825    Wal-Mart                         90,399
        Plaza.......                                                                      Delchamps                        49,968
      Milton, FL
      Pensacola          7/86      56,098 sq. ft.      100%            1985      1,831    Food World                       42,848
        Plaza.......
      Pensacola, FL

                                                                    YEAR
                                      COMPANY        PERCENT     COMPLETED,    NET BOOK                MAJOR TENANTS
                        DATE        OWNED GROSS       LEASED    RENOVATED OR    VALUE     ---------------------------------------
    DESCRIPTION       ACQUIRED     LEASABLE AREA     12/31/95     EXPANDED     12/31/95         TENANT             SQUARE FEET
--------------------  --------   -----------------   --------   ------------   --------   -------------------   -----------------
    SARASOTA -
      BRADENTON
      North River     12/92 &     177,128 sq. ft.       99%     1988 & 1993    $ 9,729    Kmart                            94,841
        Village         12/93                                                             Publix                           42,112
        Center......                                                                      Walgreens                        13,500
      Ellenton, FL                                                                        Beall's                           9,000
      Venice             6/79     144,850 sq. ft.       93%     1971 & 1979      1,326    TJX                              77,117
        Plaza(3)....                                                                      Kash & Karry                     22,200
      Venice, FL                                                                          Rite Aid                          7,500
    TAMPA - ST.
      PETERSBURG -
      CLEARWATER
      Chelsea            7/93      81,144 sq. ft.      100%            1992      6,596    Publix                           48,890
        Place.......                                                                      Eckerd Drugs                      9,504
      New Port
      Richey, FL
      Palm Gardens..     6/79      52,670 sq. ft.      100%            1970      1,263    Food Lion                        34,050
      Largo, FL
      Seven Hills...     7/93      64,890 sq. ft.      100%            1991      4,712    Publix                           48,890
      Spring Hill,
      FL
  GEORGIA
    ATLANTA
      Douglas            8/92      97,027 sq. ft.       95%            1988      8,082    Kroger                           59,431
        Commons.....
      Douglasville,
      GA
      Macland            1/93      79,699 sq. ft.      100%     1992 & 1993      5,759    Publix                           55,999
        Pointe......
      Marietta, GA
      Paulding           8/92     192,391 sq. ft.       99%            1991     12,053    Kmart                            86,479
        Commons.....                                                                      Kroger                           49,700
      Dallas, GA
      Spalding           8/92     235,318 sq. ft.      100%            1989     14,312    Kmart                            86,479
        Village.....                                                                      Kroger                           59,431
      Griffin, GA                                                                         J.C. Penney's                    33,796
      Wesley Chapel     12/92     170,792 sq. ft.      100%            1989     10,378    Wal-Mart                         91,124
        Crossing....                                                                      Ingles                           32,000
      Decatur, GA                                                                         Big B Drugs                       8,468
    COLUMBUS
      Stadium            8/92      70,475 sq. ft.       99%            1988      4,237    Piggly Wiggly                    30,625
        Plaza.......                                                                      Big B Drugs                      10,950
      Phenix City,
      AL
    MACON
      Watson          12/92 &     227,747 sq. ft.       98%     1989 & 1993     12,240    Wal-Mart                        122,382
        Central.....    10/93                                                             Winn-Dixie                       45,000
      Warner Robins,
      GA
    VARIOUS
      Colony             2/88      50,000 sq. ft.      100%            1987      2,345    Food Lion                        25,000
        Square......
      Fitzgerald, GA
      Commerce          12/92     100,668 sq. ft.      100%            1988      4,173    Wal-Mart                         50,968
        Crossing....                                                                      Ingles                           32,000
      Commerce, GA
      Heritage           6/93     159,362 sq. ft.      100%     1991 & 1992      8,246    Kmart                            86,479
        Walk........                                                                      Bi-Lo                            30,623
      Milledgeville,                                                                      Goody's                          25,000
      GA
      West Towne         3/90      89,596 sq. ft.       92%            1988      5,180    Bruno's Foodmax                  44,512
        Square......
      Rome, GA

                                                                    YEAR
                                      COMPANY        PERCENT     COMPLETED,    NET BOOK                MAJOR TENANTS
                        DATE        OWNED GROSS       LEASED    RENOVATED OR    VALUE     ---------------------------------------
    DESCRIPTION       ACQUIRED     LEASABLE AREA     12/31/95     EXPANDED     12/31/95         TENANT             SQUARE FEET
--------------------  --------   -----------------   --------   ------------   --------   -------------------   -----------------
  KENTUCKY
      Scottsville        8/92      38,450 sq. ft.       99%            1986    $ 2,286    Goody's                          19,500
        Square......
      Bowling Green,
      KY
  LOUISIANA
    BATON ROUGE
      Bluebonnet        12/94      89,879 sq. ft.       99%            1983      7,933    Delchamps                        33,387
        Village.....                                                                      K&B Drugs                        15,000
      Baton Rouge,
      LA
      Millervillage     12/94      94,559 sq. ft.       93%     1983 & 1992      7,476    Delchamps                        56,052
        Shopping                                                                          K&B Drugs                        15,000
        Center......
      Baton Rouge,
      LA
      Sherwood          12/94      75,607 sq. ft.       81%      1972, 1988      1,946    Sav-A-Center                     22,500
        South.......                                                 & 1992               Eckerd Drugs                     12,000
      Baton Rouge,                                                                        Cloth World                       9,750
      LA
      Siegen            12/94     115,762 sq. ft.      100%            1988      6,264    Kmart                            92,079
        Village.....
      Baton Rouge,
      LA
    HOUMA
      Tarpon             1/95      56,605 sq. ft.       85%            1982      2,773    Delchamps                        28,092
        Heights.....                                                                      Eckerd Drugs                      8,905
      Galliano, LA
    LAFAYETTE
      Ambassador        12/94     193,982 sq. ft.       83%     1980 & 1991      9,582    Kmart                            83,067
        Row.........                                                                      K&B Drugs                        18,580
      Lafayette, LA
      Ambassador Row    12/94     155,483 sq. ft.       78%     1986 & 1991     11,375    Delchamps                        54,084
       Courtyards...                                                                      Marshalls                        22,500
      Lafayette, LA
      Pinhook           12/94     190,319 sq. ft.       97%     1979 & 1992     10,879    Kmart                            72,897
        Plaza.......                                                                      Delchamps                        42,599
      Lafayette, LA
      Plaza             12/94     105,419 sq. ft.      100%            1980      2,855    Delchamps                        28,092
      Acadienne(4)..                                                                      K&B Drugs                        15,000
      Eunice, LA
      The               12/94      68,012 sq. ft.       97%     1976 & 1994      3,725    Campo Concept Store              30,975
        Boulevard...                                                                      Piccadilly                       10,440
      Lafayette, LA
    NEW ORLEANS
      Country Club       1/95      64,686 sq. ft.       81%            1982      4,017    Delchamps                        33,387
        Plaza.......                                                                      K&B Drugs                         8,450
      Slidell, LA
      The Crossing..    12/94     113,989 sq. ft.      100%     1988 & 1993      4,481    Albertson's                      58,432
      Slidell, LA                                                                         Campo Concept Store              20,000
                                                                                          Piccadilly                       11,250
      Elmwood            1/92     130,284 sq. ft.      100%            1989     10,477    Wal-Mart                         95,079
        Oaks........                                                                      Blockbuster Music                12,045
      Harahan, LA                                                                         Western Auto                     10,560
      Village at        12/94     144,373 sq. ft.      100%     1988 & 1993      8,109    Delchamps                        51,348
        Northshore..                                                                      Service Merchandise              50,000
      Slidell, LA
  MISSISSIPPI
      Delchamps          4/88      66,857 sq. ft.      100%            1987      3,710    Delchamps                        42,057
        Plaza.......                                                                      K&B Drugs                        15,000
      Pascagoula, MS

                                                                          YEAR
                                            COMPANY        PERCENT     COMPLETED,    NET BOOK               MAJOR TENANTS
                              DATE        OWNED GROSS       LEASED    RENOVATED OR    VALUE     ------------------------------------
    DESCRIPTION             ACQUIRED     LEASABLE AREA     12/31/95     EXPANDED     12/31/95        TENANT            SQUARE FEET
--------------------        --------   -----------------   --------   ------------   --------   ----------------     ---------------
NORTH CAROLINA
  ASHEVILLE
    Asheville                4/86      49,800 sq. ft.      100%            1967    $   295    The Paty Company              49,800
      Plaza(5)....
    Asheville, NC
  CHARLOTTE - GASTONIA -
    ROCK HILL
    Providence              12/71      85,690 sq. ft.       89%            1973      1,978    Harris Teeter                 35,702
      Square......                                                                            Eckerd Drugs                   9,600
    Charlotte, NC
    Stanley Market           1/92      40,364 sq. ft.      100%     1980 & 1991      1,644    Winn-Dixie                    28,400
      Place.......                                                                            Revco                          6,000
    Stanley, NC
  GREENSBORO -
    WINSTON SALEM -
    HIGH POINT
    Thomasville              8/92     148,754 sq. ft.      100%            1991      6,636    Kmart                         86,479
      Commons.....                                                                            Ingles                        32,000
    Thomasville,                                                                              Revco                          8,450
    NC
  GREENVILLE
    University              12/89      56,180 sq. ft.       95%            1989      3,483    Harris Teeter                 32,960
      Center......                                                                            Kerr Drugs                     9,720
    Greenville, NC
  HICKORY - MORGANTON -
    LENOIR
    Taylorsville           8/86 &      48,537 sq. ft.       95%     1982 & 1988      2,073    Harris Teeter                 31,137
      Shopping              12/88
      Center......
    Taylorsville,
    NC
  RALEIGH - DURHAM -
    CHAPEL HILL
    Centre Pointe         12/92 &     163,642 sq. ft.      100%     1989 & 1993      8,528    Wal-Mart                      91,155
      Plaza.......          12/93                                                             Winn-Dixie                    38,547
    Smithfield, NC
    Riverview                3/72     130,058 sq. ft.       87%     1973 & 1994      4,622    Kroger                        53,538
      Shopping                                                                                Upchurch Drugs                10,000
      Center......
    Durham, NC
    Willowdaile            8/86 &     120,815 sq. ft.       93%            1986      6,864    Harris Teeter                 27,985
      Shopping              12/87                                                             Carmike Cinemas               25,383
      Center......                                                                            Kerr Drugs                     9,600
    Durham, NC
  WILMINGTON
    The                    8/86 &      81,544 sq. ft.       90%     1986 & 1990      6,247    Harris Teeter                 28,000
      Galleria....          12/87                                                             Kerr Drugs                     9,600
    Wrightsville
    Beach, NC
  VARIOUS
    Chadwick                 1/92      31,700 sq. ft.      100%            1985      1,341    Food Lion                     25,000
      Square......
   Hendersonville,
    NC
    Chestnut                 1/92      39,640 sq. ft.      100%            1985      1,305    Food Lion                     21,000
      Square......                                                                            Eckerd Drugs                   8,640
    Brevard, NC
    Eden Centre...          11/94      56,355 sq. ft.      100%            1991      3,443    Food Lion                     29,000
    Eden, NC                                                                                  Revco                          8,450
    First Street             8/94      52,230 sq. ft.       93%            1989      2,947    Harris Teeter                 32,960
      Station.....                                                                            Eckerd Drugs                   8,640
    Albemarle, NC

                                                                    YEAR
                                      COMPANY        PERCENT     COMPLETED,    NET BOOK                MAJOR TENANTS
                        DATE        OWNED GROSS       LEASED    RENOVATED OR    VALUE     ---------------------------------------
    DESCRIPTION       ACQUIRED     LEASABLE AREA     12/31/95     EXPANDED     12/31/95         TENANT             SQUARE FEET
--------------------  --------   -----------------   --------   ------------   --------   -------------------   -----------------
      Forest Hills       8/90      74,180 sq. ft.       98%            1990    $ 4,994    Harris Teeter                    32,960
        Centre......                                                                      Eckerd Drugs                      8,640
      Wilson, NC
      Plaza North...     8/92      47,240 sq. ft.       97%            1986      2,306    Bi-Lo                            25,590
                                                                                          Revco                             8,450
     Hendersonville,
      NC
      Shelby             4/86     103,000 sq. ft.       75%            1972        705    Big Lots                         30,000
        Plaza(4)....                                                                      Heilig-Meyers                    25,000
      Shelby, NC
  SOUTH CAROLINA
    VARIOUS
      Abbeville          4/86      59,525 sq. ft.       53%            1970        327    Revco                             6,500
        Plaza(2)....
      Abbeville, SC
      Carolina           5/89      36,560 sq. ft.      100%            1989      2,023    Harris Teeter                    32,960
        Place.......
      Hartsville, SC
      Chester          4/86 &      71,443 sq. ft.       66%     1967 & 1992      1,776    Bi-Lo                            30,623
        Plaza.......     2/92                                                             Revco                             5,500
      Chester, SC
      Lancaster          4/86      77,400 sq. ft.      100%            1971        756    Bi-Lo                            19,200
        Plaza.......                                                                      Revco                             6,600
      Lancaster, SC
      Lancaster        8/86 &      29,047 sq. ft.      100%     1963 & 1987      1,243    Harris Teeter                    24,045
        Shopping        12/87
        Center......
      Lancaster, SC
      Litchfield         8/86      42,201 sq. ft.       98%            1984      2,118    Harris Teeter                    24,806
        Landing.....                                                                      Eckerd Drugs                      8,640
      North
      Litchfield, SC
      North Village      8/86      60,356 sq. ft.       98%            1984      2,676    Harris Teeter                    24,806
        Center(3)...                                                                      Revco                            10,500
      North Myrtle
      Beach, SC
  TENNESSEE
    NASHVILLE
      Smyrna             8/92      83,334 sq. ft.       98%            1992      5,434    Kroger                           59,214
        Village.....
      Smyrna, TN
    VARIOUS
      Lawrence           8/92      52,295 sq. ft.      100%            1987      3,227    Kroger                           37,245
        Commons.....
      Lawrenceburg,
      TN
      Forrest           12/92     214,450 sq. ft.       98%            1987     11,570    Wal-Mart                         65,930
        Gallery.....                                                                      Kroger                           48,780
      Tullahoma, TN                                                                       Ira A. Watson                    32,680
  VIRGINIA
    LYNCHBURG
      Waterlick         10/89      98,694 sq. ft.       97%     1973 & 1988      5,436    Harris Teeter                    30,780
        Plaza.......                                                                      Crafts 'N More                   22,260
      Lynchburg, VA                                                                       Revco                            10,500
    VARIOUS
      Smyth Valley      12/92     126,841 sq. ft.       99%            1989      6,627    Wal-Mart                         65,930
        Crossing....                                                                      Ingles                           32,000
      Marion, VA
      Harris           6/88 &      36,535 sq. ft.      100%     1981 & 1989      2,039    Harris Teeter                    36,535
        Teeter(5)...     6/89
      Lexington, VA
                                 -----------------                             --------                         -----------------
TOTAL FOR 75                     7,963,571 sq. ft.                             398,069                                  5,053,409
  SHOPPING CENTERS..

                                                                    YEAR
                                      COMPANY        PERCENT     COMPLETED,    NET BOOK                MAJOR TENANTS
                        DATE        OWNED GROSS       LEASED    RENOVATED OR    VALUE     ---------------------------------------
    DESCRIPTION       ACQUIRED     LEASABLE AREA     12/31/95     EXPANDED     12/31/95         TENANT             SQUARE FEET
--------------------  --------   -----------------   --------   ------------   --------   -------------------   -----------------
NET LEASED WAL-MARTS
    Wal-Mart Stores,     6/85      54,223 sq. ft.      100%            1985      1,313    Wal-Mart                         54,223
      Inc...........
    Mathews, LA
    Wal-Mart Stores,     6/85      64,890 sq. ft.      100%            1985      1,673    Wal-Mart                         64,890
      Inc...........
    Fremont, NE
    Wal-Mart Stores,   6/85 &      83,249 sq. ft.      100%            1985      2,483    Wal-Mart                         83,249
      Inc...........     1/91
    Kearney, NE
    Wal-Mart Stores,     7/85      53,571 sq. ft.      100%            1985      1,464    Wal-Mart                         53,571
      Inc...........
    Marble Falls, TX
LAND PURCHASE
  LEASEBACKS
    Lawrence County      5/71     135,605 sq. ft.      100%            1971        436    N/A                                 N/A
      Shopping
      Center........
    Sybene, OH
    Grand Marche         9/72     200,585 sq. ft.      100%            1969        251    N/A                                 N/A
      Shopping
      Center........
    Lafayette, LA
    Manatee County       5/71     120,500 sq. ft.      100%            1971        242    N/A                                 N/A
      Shopping
      Center........
    Bradenton, FL
                                 -----------------                             --------
TOTAL FOR 82                     8,676,194 sq. ft.                             $405,931
  SHOPPING CENTERS..
                                  ===============                              ==========
APARTMENT
    Whitehall Kent       6/79           188 units       95%            1968    $ 1,507    N/A                                 N/A
      Apartments....
    Kent, OH
INDUSTRIAL
  PROPERTIES
    Industrial           6/79     109,810 sq. ft.       72%     1956 & 1963        322    Schneider National               49,922
      Buildings.....
    Charlotte, NC
    Plasti-Kote.....     6/79      41,000 sq. ft.      100%     1961 & 1966         81    Plasti-Kote Company              41,000
    Medina, OH
BANKS
    The Old Phoenix     12/84      73,074 sq. ft.      100%         Various      2,164    Old Phoenix                      73,074
      National                                                                            National Bank
      Bank..........
    Ten Branch Banks
    Medina County,
      OH

---------------


(1) Valley West Mall is under a contract of sale with closing scheduled for March 29, 1996.


(2) Masonova Plaza, Hoffner Plaza and Abbeville Plaza represent candidates for sale or redevelopment.


(3) The Company owns a 54.5% interest in North Village Center and a 75% interest in Venice Plaza Shopping Center, which are consolidated for financial reporting purposes and minority interests recorded.


(4) Subject to ground leases expiring in 1997 for Shelby Plaza and 1998 and 2008 for Plaza Acadienne. The Company has an option to purchase the land at Shelby Plaza for $265,000 in 1997.


(5) Asheville Plaza and Harris Teeter shopping center investments represent net leased properties not managed or operated by the Company.

MORTGAGE LOAN INVESTMENTS

     The Company had mortgage loan investments in four properties aggregating $8,499,210 as of December 31, 1995. Interest rates on such investments range from 8.63% to 12.38% with maturity dates from 1998 to 2009. One of the Company's four mortgage loan investments totaling $5,152,932 is a purchase-money mortgage taken back on the sale of a former equity investment, Spanish Quarter Apartments. The Spanish Quarter Apartments mortgage loan investment is subordinate to $917,598 of mortgage debt owed by the Company. All of the Company's mortgage loan investments are current, and the Company considers all such loans to be well secured.

ENVIRONMENTAL MATTERS

     Investments in real property create a potential for environmental liability on the part of the owner of or any mortgage lender on such real property. If hazardous substances are discovered on or emanating from any of the Company's properties, the owner or operator of the property (including the Company) may be held strictly liable for all costs and liabilities relating to such hazardous substances.

     Phase I environmental site assessments (which generally did not include environmental sampling, monitoring or laboratory analysis) were implemented by the Company with respect to those properties which the Company acquired from 1989 to the present, prior to the acquisition of such properties. The Company has not commissioned independent environmental analyses with respect to properties acquired prior to 1989, except as required pursuant to a former secured revolving term loan. No assurance can be given that hazardous substances are not located on any of the properties. However, the Company has no reason to believe that any environmental contamination has occurred nor any violation of any applicable environmental law, statute, regulation or ordinance exists that would have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company presently carries no insurance coverage for the types of environmental risks described above.


     For a more complete description of various environmental matters, reference is made to the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1995, and particularly to "Item 1. Business -- Regulation" and to Note 16 to the consolidated financial statements.

                                   MANAGEMENT


     The directors and executive officers of the Company are:

                                               YEARS
                                             ASSOCIATED
                                                WITH
               NAME                   AGE     COMPANY               PRINCIPAL OCCUPATION
-----------------------------------   ----   ----------    ---------------------------------------
Donald W. MacLeod..................     70       27        Chairman and Chief Executive Officer.
Thomas H. McAuley..................     50        9        President and Chief Operating Officer;
                                                           Director.
Mary M. Thomas.....................     49       25        Executive Vice President and Chief
                                                           Financial Officer; Director.
Homer B. Gibbs, Jr.................     63       20        Director; Former Vice Chairman, Mid-
                                                           South Financial Corporation, a
                                                           Nashville, Tennessee mortgage banking
                                                           firm.
Samuel W. Kendrick.................     55        3        Director; President, Ruddick Investment
                                                           Company, an affiliate of Harris Teeter,
                                                           Inc., a Charlotte, North Carolina real
                                                           estate development and venture capital
                                                           firm.
Bruce A. Morrice...................     62       10        Director; Managing Director, Morrice
                                                           Financial Corporation, a Dallas, Texas
                                                           real estate finance and investment
                                                           firm.
James H. Nobil.....................     65       20        Director; President JLJ Realty, Inc., a
                                                           Florida property management firm.
Louis P. Wolfort...................     79       26        Director; Former Chairman of the Board,
                                                           First National Mortgage Corporation, a
                                                           New Orleans, Louisiana mortgage banking
                                                           firm.
W. Benjamin Jones III..............     45       19        Executive Vice President.
Robert E. Mitzel...................     47        8        Executive Vice President.
Lee A. Harris......................     37        9        Senior Vice President and Secretary.
James G. Levy......................     37        2        Vice President and Treasurer.
Daniel F. Lovett...................     49        2        Vice President.
Nanette B. Cook....................     38        4        Vice President.
Rosemary C. Beck...................     40        9        Vice President.
E. Denton Williams III.............     63        3        Vice President.
William E. Novick..................     40        2        Vice President.

                      SELECTED CONSOLIDATED FINANCIAL DATA



     The following table sets forth selected consolidated financial data for the Company and is qualified by, and should be read in conjunction with the information included under (i) "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement and (ii) "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included in the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1995, incorporated herein by reference. See "Available Information" and "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.


                                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1995       1994       1993       1992       1991
                                          --------   --------   --------   --------   --------
                                                         (Dollars in thousands)
OPERATING DATA
Revenues:
  Income from rental properties.........  $ 58,008   $ 44,681   $ 41,607   $ 30,785   $ 25,281
  Interest..............................       900      3,268      2,258      2,103      2,341
  Interest on direct financing leases...     1,288      1,253      1,198      1,119      1,064
                                          --------   --------   --------   --------   --------
                                            60,196     49,202     45,063     34,007     28,686
                                          --------   --------   --------   --------   --------
Expenses:
  Operating expenses of rental
     properties.........................    12,734     10,319     10,023      7,541      6,081
  Interest..............................    17,572     14,553     13,092     10,796      8,970
  Depreciation..........................    10,427      8,214      7,669      6,202      5,396
  Amortization of debt costs............       446        446        212         70         70
  General and administrative............     3,467      2,881      2,295      1,956      1,908
                                          --------   --------   --------   --------   --------
                                            44,646     36,413     33,291     26,565     22,425
                                          --------   --------   --------   --------   --------
  Earnings before gain (loss) on real
     estate investments.................    15,550     12,789     11,772      7,442      6,261
                                          --------   --------   --------   --------   --------
Gain (loss) on real estate investments:
  Gain (loss) on sales of properties....       173        300      4,557      7,112      1,135
  Valuation loss........................        --     (4,125)        --     (3,565)        --
                                          --------   --------   --------   --------   --------
                                               173     (3,825)     4,557      3,547      1,135
                                          --------   --------   --------   --------   --------
  Earnings before extraordinary items...    15,723      8,964     16,329     10,989      7,396
Extraordinary items:
  Gain (loss) on extinguishment of
     debt...............................      (137)     3,748     (1,441)       (15)        --
  Gain on purchase of debentures........        --         --         --         --         17
                                          --------   --------   --------   --------   --------
     Net earnings.......................  $ 15,586   $ 12,712   $ 14,888   $ 10,974   $  7,413
                                          =========  =========  =========  =========  =========

                                               AS OF AND FOR THE YEARS ENDED DECEMBER 31,
                                          ----------------------------------------------------
                                            1995       1994       1993       1992       1991
                                          --------   --------   --------   --------   --------
                                                         (Dollars in thousands)
OTHER DATA
Funds from operations(1)................  $ 26,621   $ 21,616   $ 19,826   $ 13,848   $ 11,866
Net cash flows from (used in) --
  Operating activities..................    25,947     22,512     19,116     14,275     10,196
  Investing activities..................    (7,769)   (99,052)   (16,991)   (55,115)    (4,207)
  Financing activities..................   (20,003)      (248)   (76,371)    40,247     (5,837)
Ratio of earnings to fixed charges(2)...      1.85x      1.58x      2.20x      1.99x      1.78x
Ratio of funds from operations before
  fixed charges to fixed
  charges(1)(2).........................      2.44x      2.39x      2.45x      2.24x      2.25x
Ratio of Debt to Total Assets(3)........        46%        47%        43%        38%        40%
Ratio of secured Debt to Total
  Assets(3).............................        21%        28%        23%        36%        37%
Ratio of Total Unencumbered Assets to
  Unsecured Debt(3).....................       267%       370%       343%     2,757%     1,639%
Ratio of Consolidated Income Available
  for Debt Service to Annual Service
  Charge(3).............................      2.50x      2.47x      2.50x      2.27x      2.29x
Percent leased..........................        92%        93%        93%        93%        93%

                                                           AS OF DECEMBER 31,
                                          ----------------------------------------------------
                                            1995       1994       1993       1992       1991
                                          --------   --------   --------   --------   --------
                                                         (Dollars in thousands)
BALANCE SHEET DATA
Net real estate investments.............  $418,505   $418,553   $315,404   $293,446   $180,628
Total assets............................   427,398    428,579    402,319    297,591    184,628
Mortgage notes payable..................    99,188    105,107     98,879    115,379     72,866
7.3% convertible subordinated
  debentures............................    84,905     86,250     86,250      5,730      5,730
Indebtedness to banks...................    36,000     26,000         --      1,200      7,000
Total liabilities.......................   228,768    225,541    191,984    129,017     91,017
Total shareholders' equity..............   198,630    203,038    210,335    168,574     93,611

---------------

(1) Funds from operations is defined as net cash flows from operating activities before changes in accrued assets and liabilities. Management believes funds from operations should be considered along with, but not as an alternative to, net income as defined by generally accepted accounting principles as a measure of the Company's operating performance. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.
(2) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt costs, discounts and issue costs, whether expensed or capitalized.
(3) For a description of each ratio, see "Description of Notes -- Certain Covenants."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                      CONDITION AND RESULTS OF OPERATIONS



     The following is a summary of "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 1995, incorporated herein by reference.


RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

     The $13,327,000 increase in income from rental properties during 1995 was primarily due to approximately $13,619,000 of income earned from the 17 shopping centers acquired during 1994 and 1995 and the recent property expansions and redevelopments funded by the Company. This was partially offset by $862,000 less income earned from the investments sold and targeted for sale during 1995. Similarly, the $3,074,000 increase in income from rental properties during 1994 was due to approximately $4,646,000 of income earned from the 19 shopping centers acquired during 1993 and 1994 and the recent property expansions purchased or funded by the Company. This was partially offset by $1,332,000 less income earned from the investments sold during 1993 and 1994 as well as approximately $240,000 less income due to the ongoing redevelopment of two shopping center investments.

     The percentage leased of the Company's shopping center investments remained stable at 93% at December 31, 1993 and 1994, and decreased to 92% in 1995. The average occupancy of the Company's Ohio apartment investment increased from 89% in 1993 to 92% in 1994, and decreased to 90% in 1995. Percentage rentals received from shopping center investments, excluding percentage rentals received from the four Wal-Mart investments classified as direct financing leases, totaled approximately $755,000 in 1993, $470,000 in 1994 and $576,000 in 1995.

     The decrease in interest income during 1995 was primarily the result of the investment of the remaining proceeds of the Company's 1993 public offerings in December 1994. During 1994, the Company earned approximately $2,388,000 on short-term money market investments.

     During 1993 and 1992, three of the Company's mortgage loan investments were repaid in full. These loan repayments resulted in decreased interest income of $421,000 in 1994. The decrease was more than offset by a $1,541,000 increase in interest earned on short-term investments in 1994.

     The increases in interest on direct financing leases in 1995 and 1994 were primarily due to the receipt of percentage rentals from the four Wal-Mart investments, which were approximately $347,000, $292,000 and $219,000 during 1995, 1994 and 1993, respectively. Wal-Mart has ceased operations in two of the four Wal-Mart investments, from which the Company received $215,000, $189,000 and $138,000 of percentage rentals during 1995, 1994 and 1993, respectively. Wal-Mart remains liable under the leases which expire in January 2011 and continues to pay base rentals, but no further percentage rentals are anticipated to be earned from these two facilities.

     The increases in operating expenses of rental properties and depreciation during 1995 and 1994 were primarily due to property acquisitions and dispositions during the three-year period. The Company acquired two shopping center investments in 1995, 15 in 1994 and four in 1993. The additional operating expenses and depreciation related to these centers was partially offset by the sale of three shopping center investments in 1995 and the sale of an apartment investment in October 1993. Depreciation also increased in 1995 and 1994 due to two property redevelopments and four property expansions purchased or funded during 1995, 1994 and 1993.

     The 1995, 1994 and 1993 acquisitions also resulted in increased interest expense on mortgages in 1995 and 1994. The increase in 1995 was partially offset by (a) the repayment of a $1,750,000 variable rate mortgage in May 1995, (b) the refinancing of a $9,000,000 mortgage in June 1995, reducing the face of the mortgage to $7,500,000 and the interest rate from 9.75% to 8.375%, (c) the maturity of a 9.5% fully amortized mortgage note payable in August 1995, (d) the refinancing of a $12,330,000 mortgage in September 1995, reducing the face of the mortgage to $11,377,000 and the interest rate from 9.375% to 8.194%, (e) the repayment of an $860,000 mortgage at 13.875% (discounted to 9.5% for financial reporting purposes) in November 1995, and (f) the repayment of a $1,774,000 variable rate interest only mortgage in December 1995. The increase in 1994 was fully offset by the repayment of 11 mortgage notes payable during 1993 aggregating $22,816,000 of principal with interest rates ranging from 7% to 13.625%. The 1995 and 1994 increases were further offset by the refinancing of one mortgage note payable in February 1994 which reduced the interest rate from 12.625% to 8.125% and the prepayment of the 9.5% mortgage secured by Valley West Mall in June 1994.

     The $3,764,000 increase in interest on debentures during 1994 was primarily due to the 7.3% convertible subordinated debentures issued in August 1993. Similarly, the issuance of the 7.3% debentures resulted in an increase in amortization of debt cost of $234,000 during 1994.

     The Company had average borrowings under its revolving term loan of $33,507,000, $789,000 and $6,494,000 during 1995, 1994 and 1993, respectively, which resulted in increased interest on bank debt during 1995 and decreased interest on bank debt during 1994. The interest rate on the $50 million secured revolver was, at the option of the Company, either prime or 1.25% over adjusted LIBOR. The $50 million revolver was replaced December 15, 1995 with a $100 million unsecured revolver with an interest rate, at the option of the Company, of either LIBOR plus an Applicable Margin or prime. The current Applicable Margin for LIBOR borrowings is 1.5%.

     The increases in general and administrative expenses in 1995 and 1994 were primarily due to the costs of increased administrative and property management personnel as well as increased shareholder relations costs. The increase in 1995 was also due to increased state franchise taxes and director's fees, the appointment of a new President and Chief Operating Officer, as well as approximately $97,000 of costs incurred in due diligence on potential mergers and acquisitions which were not consummated. The increase in 1994 was also due to increased professional services.

     The amount of gains recognized on sales of investments have fluctuated and in the future may continue to fluctuate depending upon sales activity in any given year. During 1995, 1994 and 1993, the Company recognized gains on sales of properties of approximately $173,000, $257,000 and $4,557,000, respectively. The gain in 1994 was more than offset by $4,125,000 of reductions in carrying values of certain investments, primarily Valley West Mall. These adjustments to carrying value were a result of the Company's quarterly evaluations of its individual investments based on current and forecasted net operating income of the investment, competition resulting from new properties in the market place and other changes in the local economy. The development of a new mall which would directly compete with Valley West Mall was announced in 1992, and in November 1992, one of the anchor tenants at Valley West gave notice to terminate its lease effective November 1993. Based on this lease termination and the predicted impact of the new mall when opened on the tenants of Valley West, the Company determined that a permanent impairment of $3,565,000 had occurred and reflected such writedown in its financial statements during the fourth quarter of 1992. The new mall opened for business in October 1993, the terminating tenant ceased operations in November 1993, and another anchor tenant changed its business to an outlet concept. After a concerted leasing effort which commenced in 1992, review of tenant sales reductions since the opening of the new mall, meetings with the City and potential purchasers of the center, and restructuring of the Company's ownership in this investment, including prepayment of the mortgage and negotiations with the land lessor concerning a joint venture or the ultimate purchase of the underlying land, the Company determined that a further permanent impairment of the value of this mall had developed. An additional indicator of value was the discount received by the Company in the prepayment of the underlying mortgage debt in June 1994. Accordingly, the Company recorded an additional writedown of this investment in June 1994.

     During 1995, the Company replaced its $50 million secured revolving term loan with a $100 million unsecured revolving term loan and recognized an extraordinary loss on the extinguishment of the old revolver of $137,000. During 1994, the Company recognized an extraordinary gain of approximately $3,748,000 on the purchase of the 9.5% mortgage note payable secured by Valley West Mall. The mortgage had an outstanding balance of $8,248,000 and was purchased for $4,500,000. During 1993, the Company recognized extraordinary losses of approximately $1,440,000 on the prepayment of nine mortgage notes payable totaling $21,896,000 with interest rates ranging from 9.3% to 13.625%. This extraordinary loss included $186,000 of unamortized net interest discounts and $1,254,000 of prepayment penalties.

FUNDS FROM OPERATIONS

     The Company currently defines funds from operations as net cash flows from operating activities before changes in accrued assets and liabilities. During the first quarter of 1995, the National Association of Real Estate Investment Trusts ("NAREIT") adopted a White Paper recommending certain changes to the calculation of funds from operations. NAREIT defines funds from operations as net income before gains (losses) on real estate investments and extraordinary items plus depreciation and amortization of capitalized leasing costs. Management believes funds from operations should be considered along with, but not as an alternative to, net income as defined by generally accepted accounting principles as a measure of the Company's operating performance. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs.

     The following data is presented with respect to the calculation of funds from operations under the NAREIT definition and the Company's current definition for the years ended December 31, 1995, 1994 and 1993:

                                                         1995           1994           1993
                                                      -----------    -----------    -----------
Net earnings.......................................   $15,585,791    $12,711,600    $14,888,298
  Depreciation.....................................    10,427,268      8,214,192      7,668,797
  Loss (gain) on real estate investments...........      (173,025)     3,825,418     (4,556,511)
  Extraordinary loss (gain)........................       137,260     (3,748,095)     1,440,478
  Amortization of convertible debenture costs......       366,391             --             --
  Amortization of capitalized leasing income.......       198,163        166,019        172,418
                                                      -----------    -----------    -----------
  Funds from operations -- NAREIT..................    26,541,848     21,169,134     19,613,480
  Amortization of debt costs --
     Convertible debentures........................            --        371,664        140,273
     Other debt....................................        79,516         74,790         72,148
                                                      -----------    -----------    -----------
  Funds from operations -- Company.................   $26,621,364    $21,615,588    $19,825,901
                                                      ============   ============   ============

     Amortization of convertible debenture costs is added to funds from operations under the NAREIT definition when assumed conversion of the debentures is dilutive. Weighted average shares outstanding were 33,156,750, 25,349,303 and 22,457,131 for the years ended December 31, 1995, 1994 and 1993, respectively, with conversion of the debentures dilutive and therefore assumed in 1995 only.

     During 1994 and 1993, the Company had an average of approximately $57,000,000 and $25,000,000, respectively, of the proceeds of the August 1993 equity and debenture offerings invested in short-term money market investments earning an average interest rate of approximately 4.2% and 3.4%, respectively. This resulted in temporary dilution in funds from operations. This temporary dilution ceased when the remaining cash was invested in higher-yielding real estate investments on December 21, 1994.

     In addition, funds from operations for 1995, 1994 and 1993 did not include rental income received through the rental guarantees related to major portfolio acquisitions completed in July and

December 1992. Rental income covered by the guarantees for 17 centers totaled approximately $64,000, $510,000 and $838,000 for 1995, 1994 and 1993,
respectively.

LIQUIDITY AND CAPITAL RESOURCES

     In 1995 and 1994, the Company's dividends, mortgage amortization payments and capital improvements were funded primarily by funds from operations and also through supplemental funding from mortgage financing, available cash investments, bank borrowings and other sources. The Company believes that dividends, mortgage amortization payments and necessary capital improvements will continue to be funded primarily by funds from operations. Other planned activities, including property acquisitions, certain capital improvement programs and debt repayments are expected to be funded to the extent necessary by bank borrowings, mortgage financing, periodic sales or exchanges of existing properties and public or private offerings of stock or debt.

     For a description of the Company's mortgage debt, reference is made to "Capitalization -- Summary of Indebtedness" and to Note 6 to the consolidated financial statements incorporated herein by reference. For a description of commitments and contingencies, reference is made to Notes 15 and 16 to the consolidated financial statements incorporated herein by reference.

     On August 31, 1993, the Company completed concurrent public offerings of 4,127,580 shares of its common stock and $86,250,000 of 7.3% convertible subordinated debentures for net proceeds aggregating approximately $126,330,000.

     The Company has a shelf registration statement covering up to $200 million of common stock, senior debt and subordinated debt. The Company intends to use the net proceeds of any offerings under such shelf registration to repay debt; to improve, expand or redevelop its properties; to acquire additional properties; and for working capital.

     On November 1, 1990, the Company obtained a $25,000,000 secured revolving term loan maturing November 1, 1995. On July 31, 1992, the loan agreement was modified to increase the commitment from $25,000,000 to $50,000,000 and to extend the maturity from November 1, 1995 to August 1, 1997. The interest rate on this loan was either prime or 1.25% over adjusted LIBOR, at the option of the Company. As of December 31, 1994, the borrowings under this credit facility totaled $26,000,000. On December 15, 1995, the Company terminated this $50,000,000 secured revolving term loan.

     On December 15, 1995, the Company obtained a $100,000,000 unsecured revolving term loan maturing January 4, 1999. Not later than June 30 of each year commencing June 30, 1996, the Company may request to extend the maturity date for an additional twelve-month period beyond the existing maturity date. The interest rate is, at the option of the Company, either prime, fluctuating daily or LIBOR plus the "Applicable Margin" (currently 1.5%), which is subject to adjustment based upon the rating of the senior unsecured long-term debt obligations of the Company. The Company may borrow, repay and/or reborrow under this loan at any time. As of December 31, 1995, the borrowings under this credit facility totaled $36,000,000. For additional information on this revolving term loan, reference is made to Note 8 to the consolidated financial statements incorporated herein by reference.

     The Company's 7.3% convertible subordinated debentures are convertible into common stock of the Company at any time prior to maturity on August 15, 2003 at $11.25 per share, subject to adjustment in certain events. In March 1995, $1,345,000 of the Company's 7.3% convertible subordinated debentures were converted into 119,554 shares of common stock at $11.25 per share. The remaining $84,905,000 of debentures was outstanding as of December 31, 1995. As of December 31, 1994, the entire issue of $86,250,000 of debentures was outstanding. On August 1, 1993, the Company's 2% convertible subordinated debentures were redeemed in full at a premium of 45% over par. For additional information on the debentures, reference is made to Note 7 to the consolidated financial statements incorporated herein by reference.

     The Company's Dividend Reinvestment Plan allows shareholders to elect to reinvest all or a portion of their distributions in newly issued shares of the Company at 95% of the market price of the shares. During 1995, 1994 and 1993, the Company received net proceeds under this plan of $1,107,000, $938,000 and $1,249,000, respectively. For additional information on the Dividend Reinvestment Plan, reference is made to Note 11 to the consolidated financial statements incorporated herein by reference.

                              DESCRIPTION OF NOTES


     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the "Senior Securities" set forth in the accompanying Prospectus, to which reference is hereby made.

GENERAL


     The Notes constitute a separate series of Senior Securities (which are more fully described in the accompanying Prospectus) to be issued under an Indenture, dated as of November 9, 1995 (the "Original Indenture"), as supplemented by Supplemental Indenture No. 1 dated as of March 26, 1996, (the "Supplemental Indenture" and together with the Original Indenture, the "Indenture") between the Company and SunTrust Bank, Atlanta (the "Trustee"). The Indenture has been filed as an exhibit to (or incorporated by reference into) the Registration Statement of which this Prospectus Supplement is a part and is available for inspection at the offices of the Company. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.



     The Notes will be limited to an aggregate principal amount of $50 million and will be direct, senior unsecured obligations of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries which may be formed by the Company in the future. Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly-held properties. The Notes will be senior to the Company's Convertible Debentures to the extent provided in the indenture dated as of August 15, 1993 governing the terms of the Convertible Debentures.



     As of December 31, 1995, on a pro forma basis after giving effect to the issuance of the Notes offered hereby and the application of the proceeds therefrom as described under "Use of Proceeds," the total outstanding indebtedness of the Company was approximately $227.8 million, of which approximately $92.9 million was secured and $84.9 million consisted of the Convertible Debentures. The Company may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "Certain Covenants -- Limitations on Incurrence of Debt."


     The Notes will only be issued in fully registered form in denominations of $1,000 and integral multiples thereof.

PRINCIPAL AND INTEREST


     The Notes will bear interest at 7.45% per annum and will mature on April 1, 2001. The Notes will bear interest from March 26, 1996 or from the immediately preceding Interest Payment Date (as defined below) to which interest has been paid, payable semi-annually in arrears on April 1 and October 1 of each year, commencing on October 1, 1996 (each, an "Interest Payment Date"), to the persons in whose name the applicable Notes are registered in the Security Register on the preceding March 15 or September 15 (whether or not a Business Day, as defined below), as the case may be (each, a "Regular Record Date"). Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.


     If any Interest Payment Date or Stated Maturity falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be. "Business Day" means any day, other than a Saturday or Sunday, on which banks in the City of New York or in the City of Atlanta are not required or authorized by law or executive order to close.


     The principal of and interest on the Notes will be payable at the corporate trust office of SunTrust Bank, Atlanta (the "Paying Agent") in the City of Atlanta, Georgia, initially located at 58 Edgewood Avenue, Room 400, Atlanta, Georgia 30303 or Chemical-Mellon Shareholder Services, Inc., 120 Broadway, 33rd Floor, New York, New York 10271, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 307, 1001 and 1002).



CERTAIN COVENANTS



     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt (Section 2.4 of the Supplemental Indenture).



     In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any Encumbrance upon any of the property of the Company or any Subsidiary if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis which is secured by any Encumbrance on property of the Company or any Subsidiary is greater than 40% of the sum of (without duplication) (i) the Total Assets of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K or Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt. (Section 2.4 of the Supplemental Indenture).



     The Company and its Subsidiaries may not at any time own Total Unencumbered Assets (as defined below) equal to or less than 150% of the aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries on a consolidated basis. (Section 2.4 of the Supplemental Indenture).


     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5:1 on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such pro forma calculation (Section 2.4 of the Supplemental Indenture).


     As used herein, and in the Indenture:

          "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

          "Annual Service Charge" for any period means the maximum amount which is payable during such period for interest on, and the amortization during such period of any original issue discount of, Debt of the Company and its Subsidiaries and the amount of dividends which are payable during such period in respect of any Disqualified Stock.

          "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

          "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

          "Debt" of the Company or any Subsidiary means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any Encumbrance existing on property owned by the Company or any Subsidiary,
     (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's Consolidated Balance Sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through (iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's Consolidated Balance Sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

          "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise
     (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock), in each case on or prior to the Stated Maturity of the Notes.

          "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items, and property valuation losses, net as reflected in the financial statements of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

          "Encumbrance" means any mortgage, lien, charge, pledge or security interest of any kind.

          "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by such Person. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

          "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

          "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and
     (ii) all other assets of the Company and its Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

          "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

          "Unsecured Debt" means Debt which is not secured by any Encumbrance upon any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The provisions of Article 14 of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt
Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "-- Certain Covenants" herein and "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered global securities ("Global Securities") which will be deposited with, or on behalf of DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     Upon the issuance of a Global Security, DTC or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Notes represented by such Global Security to the accounts of persons that have accounts with DTC ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to the Notes. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as DTC or its nominee is the registered owner of such Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Security for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such notes in definitive form and will not be considered the owners or holders thereof under the Indenture.


     Payments of principal of and any interest on, individual Notes represented by a Global Security registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. None of the Company, the Trustee, any Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.



     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a permanent Global Security representing any Notes, immediately will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such Participants.


     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Security or Securities representing the Notes. In addition, the Company may, at any time and in its sole discretion, determine not to have any Notes represented by one or more Global Securities and, in such event, will issue individual Notes in exchange for the Global Security or Securities representing the Notes. Individual Notes so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

     DTC has advised the Company of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its Participants deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

SAME-DAY SETTLEMENT AND PAYMENT


     Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.


     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

NO PERSONAL LIABILITY

     No past, present or future director, officer or shareholder of the Company or any successor thereof shall have any liability for any obligation, covenant or agreement of the Company contained under the Notes or the Indenture. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for the issue of the Notes. (Section 111).

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


                      TO THE COMPANY OF ITS REIT ELECTION


     The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a Holder of any Notes depends upon the terms of the Notes, as well as such Holder's particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to Holders of Notes.

     EACH INVESTOR IS ADVISED TO CONSULT SUCH INVESTOR'S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND SALE OF THE NOTES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company believes that it was organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified.

     The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company. For the particular provisions that govern the federal income tax treatment of the Company, reference is made to Sections 856 through 860 of the Code and the Income Tax Regulations promulgated thereunder. The following summary is qualified in its entirety by such reference.

     If the Company qualifies for tax treatment as a REIT, it will generally not be subject to federal income taxation on its net income to the extent currently distributed to its shareholders. This substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that typically results from the use of corporate investment vehicles.

     To qualify as a REIT under the Code for a taxable year, the Company must meet certain organization and operational requirements, which generally require it to be an investor in real estate. The Company also must satisfy certain ownership restrictions that limit concentration of ownership of capital stock directly or indirectly in the hands of a few individuals. So long as the Company qualifies for taxation as a REIT and distributes at least 95% of its REIT taxable income (computed without regard to net capital gains or the dividends-paid deduction) for its taxable year to its shareholders annually, the Company itself will not be subject to federal income tax on that portion of such income distributed to shareholders. The Company will be taxed at regular corporate rates on all its REIT taxable income not distributed to shareholders. The Company's policy is to distribute at least 95% of its taxable income. REITs may also incur taxes on certain categories of income (such as undistributed capital gain income, certain income from foreclosure property, income from prohibited transactions, i.e., sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, and income with respect to certain assets acquired from a corporation subject to tax in a transaction where the Company succeeds to such other corporation's basis in the asset), the alternative minimum tax, and taxes for certain other activities. They may also be subject to federal excise tax to the extent distributions do not satisfy certain requirements, as well as being subject to certain state, local and other taxes.

     Failure of the Company to qualify during any taxable year as a REIT, unless certain relief provisions were available, will result in the Company being subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon Holders of the Company's Notes. If disqualified for taxation as a REIT for a taxable year, the Company would also be disqualified for taxation as a REIT for the next four taxable years, unless the failure was due to reasonable cause and not willful neglect. In order to elect again to be taxed as a REIT, the Company would be required to distribute all of its earnings and profits accumulated in any non-REIT taxable year. Further, the Company might be subject to taxation on any unrealized gain inherent in its assets at the time of such election. If disqualified, the Company would not be able to deduct the dividends paid. Should the failure to qualify be determined to have occurred retroactively in an earlier tax year of the Company, substantial federal income tax liability on the Company attributable to such nonqualifying tax years could be imposed. It is not possible to state whether in all circumstances the Company would be entitled to statutory relief. For example, in the event that the Company fails to meet certain income tests of the tax law, it may nonetheless retain its qualification as a REIT if it pays a 100% tax based upon the amount by which it failed to meet the income tests so long as its failure was due to reasonable cause and not willful neglect. Any such liabilities could result in the Company being unable to pay principal and interest on the Notes and could result in the Company being unable to pay dividends sufficient to maintain its REIT status.

                                  UNDERWRITING



     Subject to the terms and conditions of the Underwriting Agreement, the Underwriter, Alex. Brown & Sons Incorporated, has agreed to purchase from the Company the entire aggregate principal amount of the Notes. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and that the Underwriter will purchase all Notes offered hereby if any of such Notes are purchased.



     The Company has been advised that the Underwriter proposes to offer the Notes to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .375% of the principal amount of the Notes. The Underwriter may allow, and such dealers may re-allow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriter.



     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that the Underwriter intends to make a market in the Notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.



     The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.



     In the ordinary course of its business, the Underwriter has engaged, and may in the future engage, in investment banking transactions with the Company.



                                    EXPERTS


     The audited financial statements of the Company incorporated by reference in the accompanying Prospectus and elsewhere in the registration statement of which this Prospectus Supplement is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.


                                 LEGAL OPINIONS



     The validity of the Notes offered hereby and certain other legal matters will be passed upon for the Company by Alston & Bird, Atlanta, Georgia. Certain legal matters will be passed upon for the Underwriter by Skadden, Arps, Slate, Meagher & Flom, New York, New York. Skadden, Arps, Slate, Meagher & Flom will rely upon Alston & Bird with respect to all matters of Georgia law.

                      (This page intentionally left blank)

PROSPECTUS

                              IRT PROPERTY COMPANY

                                  $200,000,000
                        DEBT SECURITIES AND COMMON STOCK
                             ---------------------
     IRT Property Company (the "Company") may from time to time issue, in one or more series, its (i) unsecured senior or subordinated debt securities (the "Debt Securities") and (ii) shares of Common Stock, $1 par value ("Common Stock"), having an aggregate initial public offering price not to exceed $200,000,000 (or its equivalent in any other currency or composite currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities and Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in a supplement or supplements to this Prospectus ("Prospectus Supplement").

     The Debt Securities will be direct unsecured obligations of the Company and may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities"). The Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Securities will be subordinated to all existing and future Senior Debt of the Company, as defined. See "Description of Debt Securities."

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the Holder, terms for sinking fund payments, terms for conversion into Common Stock, additional covenants and any initial public offering price; and (ii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case including limitations as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement or a term sheet describing the method and terms of the offering of such series of Securities.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
          ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO
     THE CONTRARY IS UNLAWFUL.
                             ---------------------
                THE DATE OF THIS PROSPECTUS IS NOVEMBER 9, 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. In addition, the Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") and similar information about the Company can be inspected and copied at prescribed rates at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities being offered hereby. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 1-7859) are incorporated in this Prospectus by reference and are made a part hereof:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended and restated under Form 10-K/A Amendment No. 1 filed September 28, 1995.

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995.

          3. The Company's Current Report on Form 8-K filed January 5, 1995 (date of event reported December 21, 1994), as amended by Form 8-K/A Amendment No. 1 filed January 20, 1995 and Form 8-K/A Amendment No. 2 filed March 1, 1995.

          4. The description of the Company Common Stock contained in the Company's prospectus dated August 5, 1991 which constitutes a part of Registration Statement No. 33-41301 filed with the Commission.

     Each document filed subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such document.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement herein, in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

                               ------------------

     Upon written or oral request of any person to whom a Prospectus is delivered, the Company will provide, without charge, a copy of the documents which have been incorporated by reference in this Prospectus. Requests for such documents should be directed to Lee A. Harris, Senior Vice President and Secretary, IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, telephone (770) 955-4406.

                                  THE COMPANY

     The Company, founded in 1969, is a self-administered and self-managed equity REIT which invests primarily in neighborhood and community shopping centers which are located in the Southeastern United States and are anchored by supermarkets, drug stores and/or discount variety stores. As of June 30, 1995, the Company owned 83 shopping centers comprising approximately 8.7 million square feet of leasable space.

     The Company conducts its property management and leasing activities internally through its offices in Atlanta, Charlotte, Orlando, Fort Lauderdale and New Orleans. The Company believes that this approach promotes efficiencies in property maintenance, leasing, cost control and the identification of expansion and redevelopment opportunities. The Company is and has been an active redeveloper of properties and believes it can add significantly to operating results and values by a continued emphasis on property enhancement.

     The Company conducts its operations in order to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). The Company's principal executive offices are located at 200 Galleria Parkway, Suite 1400, Atlanta, Georgia 30339, and its telephone number is (770) 955-4406.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, the Company intends to use the net proceeds from the sale of Securities offered by the Company to repay debt (including repayments of amounts drawn on lines of credit), improve, expand or redevelop its properties, acquire or develop additional properties and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

                                 CERTAIN RATIOS

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                                                           SIX MONTHS
                                                                      YEARS ENDED                             ENDED
                                                                     DECEMBER 31,                           JUNE 30,
                                                     ---------------------------------------------       ---------------
                                                     1990      1991      1992      1993      1994        1994      1995
                                                     -----     -----     -----     -----     -----       -----     -----
Ratio of Earnings to Fixed Charges.................   2.07x     1.78x     1.99x     2.20x     1.58x       1.30x     1.86x

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For these purposes, earnings consist of income before extraordinary items plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized), amortization of debt costs and the portion of rent expense representing an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Senior Securities are to be issued under an indenture (the "Senior Indenture"), to be entered into between the Company and SunTrust Bank, Atlanta, as Trustee, and the Subordinated Securities are to be issued under an indenture (the "Subordinated Indenture"), also to be entered into between the Company and SunTrust Bank, Atlanta, as Trustee. The term "Trustee" as used herein shall refer to SunTrust Bank, Atlanta, or such other bank as the Company may appoint as trustee pursuant to the terms of the applicable Indenture, in its or their capacity as Trustee for the Senior Securities or the Subordinated Securities, as appropriate. The forms of the Senior Indenture and the Subordinated Indenture (being sometimes referred to herein collectively as the "Indentures" and individually as an "Indenture") are filed as exhibits to the Registration Statement. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"), and may be supplemented from time to time following execution. The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. All section references below are to sections of the Indentures and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indentures.

     As of June 30, 1995, the Company had $84,905,000 aggregate principal amount of 7.3% Convertible Subordinated Debentures outstanding due in 2003. SunTrust Bank, Atlanta serves as the trustee under the indenture pursuant to which such convertible subordinated debentures were issued.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by the Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company as described under "Subordination."

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in, or pursuant to authority granted by, a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued; all Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301 of each Indenture).

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608 of each Indenture). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee (Section 101 and Section 609 of each Indenture), and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the applicable Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including, but not limited to:

          (1) the title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Capital Stock (as defined in the Indentures) or the method by which any such portion shall be determined;

          (4) if convertible, any applicable limitations on the ownership or transferability of the Common Stock into which such Debt Securities are convertible including such limitations in connection with the preservation of the Company's status as a REIT;

          (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates if any, for such interest payable on any Registered Security on any Interest Payment Dates, or the method by which such dates shall be determined, the Persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (8) the place or places where the principal of (and premium or Make-Whole Amount, if any) interest, if any, on and Additional Amounts, if any, payable in respect of such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (9) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company if the Company is to have such an option;

          (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (12) whether the amount of payment of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units, composite currency or currencies, commodities, equity indices or other indices) and the manner in which such amounts shall be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any addition to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form and terms and conditions relating thereto;

          (17) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000;

          (18) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable Indenture;

          (19) the terms, if any, upon which such Debt Securities may be convertible into Capital Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

          (20) whether and under what circumstances the Company will pay Additional Amounts, if any, as contemplated in the applicable Indenture on such Debt Securities to any Holder who is not a United States person in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of paying such Additional Amounts (and the terms of any such option); and

          (21) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301 of each Indenture).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") (Section 502 of each Indenture). Any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000 (Section 302 of each Indenture).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest, if any, on any series of Debt Securities will be payable at the corporate trust office of the Trustee, initially located at 58 Edgewood Ave., Room 400, Atlanta, Georgia 30303 in the case of each of the Senior Securities and the Subordinated Securities, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register for such series or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 307 and 1002 of each Indenture).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be mailed to each Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307 of each Indenture).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange at the corporate trust office of the applicable Trustee referred to above. Every Debt Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305 of each Indenture). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002 of each Indenture).

     Neither the Company nor any Trustee shall be required to: (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; (iii) exchange any Bearer Security selected for redemption, except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305 of each Indenture).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or entity provided that: (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest (including any Additional Amounts), if any, on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and
(iii) an officers' certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803 of each Indenture).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its legal existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business (Section 1005 of each Indenture).

     Maintenance of Properties. The Company will cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing of their properties in the ordinary course of business (Section 1006 of each Indenture).

     Insurance. The Company will keep, and will cause each of its Subsidiaries to keep, all of its insurable properties insured against loss or damage in an amount at least equal to their then full insurable value with financially sound and acceptable insurance companies (Section 1007 of each Indenture).

     Payment of Taxes and Other Claims. The Company will pay or discharge, or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (Section 1008 of each Indenture).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission pursuant to such Section 13 and 15(d) if the Company were so subject, (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, (ii) file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (iii) promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1009 of each Indenture).

     Waiver of Certain Covenants. The Company may omit to comply with any term, provision or condition of the foregoing covenants, and with any other term, provision or condition with respect to the Debt Securities of any series specified in Section 301 of the Indentures (except any such term, provision or condition which could not be amended without the consent of all Holders of Debt Securities of such series), if before or after the time for such compliance the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such covenant or condition except to the extent so expressly waived, and until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect (Section 1012 of each Indenture).

     Additional Covenants. Any additional covenants with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest or Additional Amounts, if any, payable on any Debt Security of such series; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (v) default under a bond, debenture, note or other evidence of indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having a principal amount outstanding in excess of $10,000,000, (other than indebtedness which is non-recourse to the Company or the Subsidiaries), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 30 days after written notice to the Company as provided in the Indenture; (vi) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 60 consecutive days; (vii) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of the property of either, and (viii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501 of each Indenture). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under an Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of and premium or Make-Whole Amount, if any, on all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (ii) all Events of Default, other than the nonpayment of accelerated principal (or a specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be) have been cured or waived as provided in the Indenture (Section 502 of each Indenture). Each Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holders of each Outstanding Debt Security affected thereby (Section 513 of each Indenture).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601 of each Indenture).

     Each Indenture provides that no Holder of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507 of each Indenture). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest if any, on or Additional Amounts, if any, payable with respect to such Debt Securities at the respective due dates thereof (Section 508 of each Indenture).

     Subject to provisions in each Indenture relating to its duties in case of default, the Trustee is under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity (Section 602 of each Indenture). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under each Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512 of each Indenture).

     Within 120 days after the close of each fiscal year, the Company must deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1010 of each Indenture).

MODIFICATION OF THE INDENTURES

     Modification and amendment of an Indenture may be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (i) change the Stated Maturity of the principal of (or Premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts, if any, payable on, any such Debt Security, (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount, payable on redemption of or any Additional Amount, if any, payable with respect to any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security, (iii) change the Place of Payment, or the coin or currency, for payment of principal of (and Premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security,
(iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security, (v) reduce the percentage of the Holders of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture, or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902 of each Indenture).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in such Indenture (Section 1012 of each Indenture).

     Modifications and amendments of an Indenture may be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under such Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to add, change or eliminate any provisions of an Indenture, provided that any such addition, change or elimination shall become effective only when there are no Outstanding Debt Securities of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Capital

Stock of the Company; (viii) to provide for the acceptance or appointment of a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture; (x) to close an Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify, or maintain qualification of, an Indenture under the TIA; or (xi) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901 of each Indenture).

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Debt (Sections 1601 and 1602 of the Subordinated Indenture), but the obligation of the Company to make payment of the principal of and interest on the Subordinated Securities will not otherwise be affected (Section 1608 of the Subordinated Indenture). No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default (Section 1603 of the Subordinated Indenture). The Company may resume payments on the Subordinated Securities when the default is cured or waived, or 120 days pass after the notice is given if the default is not the subject of judicial proceedings, if the subordination provisions of the Subordinated Indenture otherwise permit payment at that time (Section 1603 of the Subordinated Indenture). After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, Holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to Holders have been applied to the payment of Senior Debt (Section 1607 of the Subordinated Indenture). By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Securities.

     Senior Debt is defined in the Subordinated Indenture as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the following indebtedness of the Company for money borrowed, whether any such indebtedness exists as of the date of the Subordinated Indenture or is created, incurred, assumed or guaranteed after such date:

          (1) any debt (i) for money borrowed, or (ii) evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations) given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but shall not include any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services, or (iii) which is a direct or indirect obligation which arises as a result of banker's acceptances or bank letters of credit issued to secure obligations of the Company, or to secure the payment of revenue bonds issued for the benefit of the Company, whether contingent or otherwise;

          (2) any debt of others described in the preceding clause (1) which he Company has guaranteed or for which it is otherwise liable;

          (3) the obligation of the Company as lessee under any lease of property which is reflected on the Company's balance sheet as a capitalized lease; and

          (4) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (1), (2), and (3);

provided, however, that, in computing the indebtedness of the Company, there shall be excluded any particular indebtedness if, upon or prior to the maturity thereof, there shall have been deposited with a depository in trust money (or evidence of indebtedness if permitted by the instrument creating such indebtedness) in the necessary amount to pay, redeem or satisfy such indebtedness as it becomes due, and the amount so deposited shall not be included in any computation of the assets of the Company provided, further, that in computing the indebtedness of the Company hereunder, there shall be excluded
(i) any such indebtedness, obligation or liability referred to in clauses (1) through (4) above as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities, or ranks pari passu with the Subordinated Securities,
(ii) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated and (iii) the Subordinated Securities. (Section 101 of the Subordinated Indenture). At June 30, 1995, Senior Debt aggregated approximately $137.6 million. There are no restrictions in the Subordinated Indenture upon the creation of additional Senior Debt or other indebtedness.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Under each Indenture, the Company may discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401 of each Indenture).

     Each Indenture provides that, if the provisions of Article Fourteen thereof are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402 of each Indenture) or (ii) to be released from its obligations with respect to such Debt Securities under Sections of each Indenture described under "Certain Covenants" or, if provided pursuant to
Section 301 of each Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403 of each Indenture), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in each Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of such Indenture (Section 1404 of each Indenture).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101 of each Indenture).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(i) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of either Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405 of each Indenture).

     "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency issued by the government of one or more countries other than the United States (other than the European Currency Unit ("ECU") or other currency unit) both by the government of the country that issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established (Section 101 of each Indenture). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest and any Additional Amounts on any Debt Security that is payable in a Foreign Currency that ceases to be used by its government of issuance shall be made in United States dollars.

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

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default descried in clause (iv) under "Events of Default, Notice and Waiver" with respect to Sections 1004 to 1009, inclusive, of either Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to a covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Capital Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Capital Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

BOOK ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities, if any, will be described in the applicable Prospectus Supplement relating to such series.

GOVERNING LAW

     The Indentures are governed by and shall be construed in accordance with the laws of the State of Georgia.

REDEMPTION OF SECURITIES

     The Indentures provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, for certain reasons including those intended to protect the Company's status as a REIT. Debt Securities may also be subject to optional or mandatory redemption on terms and conditions described in the applicable Prospectus Supplement.

     From and after notice has been given as provided in the Indenture, if funds for the redemption of any Debt Securities called for redemption shall have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price.

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

                          DESCRIPTION OF COMMON STOCK

     This summary of certain terms and provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Articles of Incorporation, as amended (the "Articles"), and By-laws, as amended, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Company is authorized to issue an aggregate of 75,000,000 shares of Common Stock. As of October 1, 1995, there were 25,652,281 shares of Common Stock outstanding held by approximately 4,000 shareholders of record. All outstanding shares of Common Stock are fully paid and nonassessable.

GENERAL

     Shareholders of the Company do not have preemptive rights. Shareholders of record are entitled to cast one vote for each share held on all matters presented for a vote of shareholders. Cumulative voting for the election of directors is not permitted. When a quorum is present at any meeting, the vote of the holders of a majority of the shares present, either in person or by proxy, shall decide any question properly brought before such meeting, except on matters where the Georgia Business Corporation Code requires the vote of the holders of a majority of all outstanding shares, such as amending the Articles.

     The Board of Directors may, in its discretion, cause to be distributed ratably among the shareholders such portion of the cash available from operations, net profits, capital surplus or assets as it may from time to time deem proper.

     Except as outlined below under "Restriction on Ownership/REIT Qualification, "the shares are freely transferable and there are no conversion, sinking fund, redemption or similar provisions regarding the shares.

RESTRICTION ON OWNERSHIP/REIT QUALIFICATION

     The Articles contain provisions restricting transfer of shares and authorizing the directors to call shares for purchase as appropriate to maintain the Company's qualification as a REIT under the Code. Among the requirements for REIT qualification, the Company must have at least 100 shareholders, and five or fewer individuals may not own directly or indirectly 50% or more of the outstanding shares. In addition, 95% of the Company's gross annual income must come from qualifying sources, including principally "rents from real property" with the Code specifically excluding from the definition of such term any rents received from any tenant which itself owns, or which is more than 10% owned by any individual who owns, more than 10% of the shares. The Articles authorize the directors to refuse to transfer shares and to call for the purchase of shares so as to prevent concentrations of ownership potentially disqualifying the Company as a REIT or potentially disqualifying income as "rents from real property." The Articles also void any purported transfer of shares which would result in ownership by less than 100 shareholders, or would result in five or fewer individuals directly or indirectly owning more than 50% of the Company, or would result in any tenant or 10% or more owner of a tenant owning more than 10% of the Company; and further provide that the purported transferee of any such shares shall be deemed never to have had an interest therein or alternatively shall be deemed to have acquired and to be holding such shares for and on behalf of the Company. Any call for purchase of any shares pursuant to the aforesaid provisions of the Articles would most likely be from one or more holders of significant blocks whose concentrated ownership is considered by the directors to threaten the Company's REIT status.

RIGHTS UPON LIQUIDATION

     In the event of liquidation of the Company, shareholders are entitled to share ratably in the assets available for distribution after payment of all liabilities.

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

TRANSFER AGENT AND REGISTRAR

     SunTrust Bank, Atlanta, Atlanta, Georgia, serves as the Company's Transfer Agent and Registrar. The Common Stock is listed on the NYSE (Symbol: IRT).

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters, and also may sell Securities directly to other purchasers or through designated agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions set forth in any Prospectus Supplement.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Debt Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements the Company may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

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

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1994, as amended and restated on Form 10-K/A Amendment No. 1 filed September 28, 1995, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

     The legality of the Securities offered hereby as well as certain federal income tax matters will be passed upon for the Company by Alston & Bird.

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